UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021	Commission File Number: 000-56261

Glass House Brands Inc.

(Translation of registrant’s name into English)

3645 Long Beach Blvd.

Long Beach, California 90807

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glass House Brands Inc.

Date: October 13, 2021	/s/ Kyle Kazan
By: Kyle Kazan
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release dated July 30, 2021

99.2	Code of Business Conduct and Ethics

99.3	Amendment No. 1 to Exchange Rights Agreement dated July 15, 2021

99.4	News Release dated July 15, 2021

99.5	News Release dated July 9, 2021

99.6	Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2021 and December 31, 2020, and for the Three Months Ended March 31, 2021 and 2020

99.7	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months ended March 31, 2021 and 2020

99.8	Agreement to Assign an Option to Acquire Real Estate dated June 6, 2021

99.9	Agreement to Sell and Acquire Real Estate and Joint Escrow Instructions dated March 29, 2021

99.10	Lock-Up Agreement dated June 29, 2021

99.11	Registration Rights Agreement dated June 29, 2021

99.12	Supplement to the Warrant Agency Agreement dated June 29, 2021

99.13	Exchange Rights Agreement dated June 29, 2021

99.14	News Release dated July 6, 2021

99.15	Notice of Change in Corporate Structure dated July 5, 2021

99.16	Material Change Report dated July 5, 2021

99.17	Required Disclosure under the Early Warning Requirements dated July 1, 2021 (G. Farrar)

99.18	Required Disclosure under the Early Warning Requirements dated July 1, 2021 (K. Kazan)

99.19	News Release dated July 2, 2021

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